August 30, 2013

Mr. Donald E. Field

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Travelport Limited

File No. 333-141714-23

Form 10-K for the Fiscal Year Ended December 31, 2012

Dear Mr. Field:

This responds to your letter dated August 26, 2013 to Gordon Wilson, Chief Executive Officer of Travelport Limited (the “Company”), requesting certain information with respect to the signatures on the Company’s Form 10-K. For ease of reference we have restated below the text of your comment in bold followed by the Company’s response.

Signatures, page 89

1.	Please confirm that in future filings you will revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer, and controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D.(2) and Signatures.

The Company hereby confirms that in future filings it will revise the second half of the signature page to include the signatures of the required officers as advised by your letter.

* * * * *

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Eric J. Bock

Eric J. Bock

Executive Vice President, Chief Legal Officer and Chief Administrative Officer